January 31, 2006

United States
Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: Kenya Wright Gumbs

Dear Ms. Wright Gumbs:

Enclosed on behalf of Xfone, Inc., please find Amendment No.1 to the 8-K filed on January 24, 2006, which has been revised to respond to your comments.

Our responses to your comments of January 25, 2006 are numbered to correspond to your comments.

1. We have amended the 8-K to cover the interim period from the date of the last audited financial statements through the date our former auditors were dismissed.

2. We have amended our form 8-K by specifically stating that the auditors have been dismissed as part of the mandatory rotation of lead and reviewing audit partners after five (5) consecutive years.

3. As per your request and in compliance with Item 304(a)(1)(ii) of Regulation S-B we have amended our form 8-K to address the past two fiscal years.

4. As per your request and in compliance with Item 304(a)(1) of Regulation S-B we have amended our form 8-K to address our two most recent fiscal years as well as the interim period through January 18, 2006, being the date of dismissal of our former auditors.

5. As per your request and in order to comply with your comments we have obtained from our former auditors an updated  letter which was filed as Exhibit 16.1 together with the 8-K/A stating whether our former auditors agree or disagree with the statements made.

Find also attached a letter of acknowledgement from Xfone, Inc. as per your request.
In reviewing our revised filing please feel free to call me if you have any questions.

Sincerely,

\s\ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.